UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Hollysys Automation Technologies Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G45667105

(CUSIP Number)

Mengyun Tang c/o Advanced Technology (Cayman) Limited Suite 3501, 35/F, Jardine House 1 Connaught Place, Central Hong Kong, China +852-2165-9000

With Copies To:

Marcia Ellis Rongjing Zhao Morrison & Foerster LLP Edinburgh Tower, 33/F The Landmark, 15 Queen’s Road Central Hong Kong, China +852-2585-0888	Spencer Klein Mitchell Presser John Owen Morrison & Foerster LLP 250 West 55th Street New York, NY 10019-9601 +1-212-468-8000

December 29, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G45667105

1	Name of Reporting Persons Liang Meng
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong Special Administrative Region of People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person IN

*	Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

CUSIP No. G45667105

1	Name of Reporting Persons Ascendent Capital Partners III GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person CO

*	Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

CUSIP No. G45667105

1	Name of Reporting Persons Ascendent Capital Partners III GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person PN

*	Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

CUSIP No. G45667105

1	Name of Reporting Persons Ascendent Capital Partners III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%
14	Type of Reporting Person PN

*	Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

CUSIP No. G45667105

1	Name of Reporting Persons Skyline Automation Technologies L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%
14	Type of Reporting Person PN

*	Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

CUSIP No. G45667105

1	Name of Reporting Persons Advanced Technology (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person CO

*	Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

EXPLANATORY NOTE

This Amendment No. 3 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2023 (the “Original Schedule 13D” and, as amended by Amendment No. 1 filed with the SEC on November 24, 2023, Amendment No. 2 filed with the SEC on December 13, 2023 (“Amendment No. 2”) and this Schedule 13D Amendment, the “Schedule 13D”) is being filed by Mr. Liang Meng, Ascendent Capital Partners III GP Limited (“GPGP”), Ascendent Capital Partners III GP, L.P. (“GPLP”), Ascendent Capital Partners III, L.P. (“ACP III”), Skyline Automation Technologies L.P. (“Superior Fund”) and Advanced Technology (Cayman) Limited (“Advanced Technology” and, together with Mr. Meng, GPGP, GPLP, ACP III and Superior Fund, the “Reporting Persons”), with respect to Ordinary Shares, $0.001 par value per share (the “Ordinary Shares”), of Hollysys Automation Technologies Ltd., a company organized under the laws of the British Virgin Islands (the “Issuer”).

The Reporting Persons are filing this Amendment No. 3 in connection with the execution of the Share Subscription Agreement (the “Share Subscription Agreement”), dated as of December 29, 2023, by and among Advanced Technology and Sinopec Capital Co., Ltd. (中国石化集团资本有限公司) (the “Sinopec Investor”) and the related transactions described in Item 4 below.

Other than as set forth below, all Items in the Original Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by the Reporting Persons.

GPGP and Advanced Technology are each exempt companies organized under the laws of the Cayman Islands. GPLP and ACP III are each limited partnerships organized under the laws of the Cayman Islands. Superior Fund is a limited partnership organized under the laws of the British Virgin Islands. Mr. Meng is a citizen of Hong Kong Special Administrative Region of People’s Republic of China. The business address for each Reporting Person is Suite 3501, 35/F, Jardine House 1 Connaught Place, Central, Hong Kong.

Advanced Technology is the holder of the 8,491,875 Ordinary Shares reported as beneficially owned in this Schedule 13D. ACP III and Superior Fund together hold 100% of the equity interests in Advanced Technology. GPLP is the sole general partner of each of ACP III and Superior Fund. GPGP is the sole general partner of GPLP and is exclusively responsible for making final decisions related to the acquisition, structuring, financing and disposal of ACP III’s and Superior Fund’s investments, including as held by Advanced Technology, in each case in accordance with the investment guidelines set out in ACP III’s and Superior Fund’s respective constitutional documents. Mr. Liang Meng holds 100% of the equity interests in and manages GPGP.

The principal business of Advanced Technology, ACP III and Superior Fund is investment management. The principal business of GPLP is to serve as the general partner of ACP III and Superior Fund. The principal business of GPGP is to serve as the general partner of GPLP. Mr. Liang Meng is Ascendent Capital Partners’ Founding Managing Partner and Chief Executive Officer.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the name, business address, principal occupation and citizenship of the respective executive officers and directors of GPGP and Advanced Technology, required by Item 2 of Schedule 13D, was provided on Appendix A to the Original Schedule 13D and is incorporated by reference herein.

During the last five years, none of the Reporting Persons or the persons listed on Appendix A to the Original Schedule 13D have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 of this Schedule 13D Amendment is incorporated by reference in its entirety into Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Advanced Technology Share Subscription

Share Subscription Agreement

Pursuant to the Share Subscription Agreement, the Sinopec Investor has agreed to subscribe for, and Advanced Technology has agreed to issue to the Sinopec Investor, a number of shares, par value US$0.01 per share, of Advanced Technology (the “Advanced Technology Shares”) equal to the result of (A) 10,000, multiplied by (B) the result of US$40,000,000 (the “Subscription Price”) divided by the Buyer Group Entry Price (as defined below) (such transaction, the “Subscription”). The Share Subscription Agreement defines “Buyer Group Entry Price” as the following:

a.	(i) the Per Share Merger Consideration (as defined in Amendment No. 2), times (ii) the total number of Ordinary Shares issued and outstanding immediately prior to the closing of the Merger (as defined in Amendment No. 2); plus

b.	all fees, costs and expenses, stamp, registration and other taxes paid or reserved to be paid by ACP III, Superior Fund and their respective affiliates in connection with the Merger; plus

c.	any excess payment paid by ACP III, Superior Fund and their respective affiliates in connection with making payment for the Dissenting Shares (as defined in Amendment No. 2) in accordance with the Merger Agreement (as defined in Amendment No. 2); plus

d.	all amounts paid by ACP III, Superior Fund and their respective affiliates for the Company Restricted Share Awards and Company Options (each as defined in Amendment No. 2) on or immediately prior to the consummation of the Merger; minus

e.	the amount of the Debt Financing (as defined in the Merger Agreement); minus

f.	if applicable, the amount of consideration to be received by Smart Automation (Cayman) Limited, a wholly owned subsidiary of Advanced Technology (“SPV 2”), in connection with the issuance of preferred shares, convertible bonds or other securities prior to the closing of the Merger.

Advanced Technology’s obligation to close the Subscription is conditioned upon the Sinopec Investor having obtained all the regulatory approvals required by regulatory authorities of the People’s Republic of China in connection with the Subscription. The Sinopec Investor’s obligation to close the Subscription is conditioned upon the closing conditions in the Merger Agreement (except for the closing conditions related to the Parent’s (as defined in Amendment No. 2) funding obligations) being satisfied or waived and the Second Amended and Restated Memorandum and Articles of Association of Advanced Technology (the “Advanced Technology Restated Articles”) having been duly adopted. The parties’ obligations to close the Subscription are otherwise subject to customary closing conditions.

Pursuant to the Share Subscription Agreement, the Sinopec Investor is subject to certain transfer restrictions with respect to the Advanced Technology Shares.

The Share Subscription Agreement will terminate automatically upon valid termination of the Merger Agreement in accordance with its terms. Additionally, pursuant to the Share Subscription Agreement, if for any reason the closing of the Subscription has taken place and (a) the Merger has not been completed in accordance with the Merger Agreement within twenty (20) days after the closing of the Subscription, or (b) the Merger Agreement has been validly terminated in accordance with its terms, Advanced Technology must repurchase the Advanced Technology Shares from the Sinopec Investor for the Subscription Price.

In connection with the execution of the Share Subscription Agreement, (i) Advanced Technology transferred 100% of the equity interests in Parent to SPV 2 in exchange for ordinary shares, par value US$0.01 per share, of SPV 2 and (ii) Superior Fund acquired a nominal amount of Advanced Technology Shares.

The foregoing description of the Share Subscription Agreement is a summary only and is qualified in its entirety by reference to the Share Subscription Agreement attached hereto as Exhibit 99.10, which is incorporated herein by reference.

Advanced Technology Restated Articles

Once the Advanced Technology Restated Articles are adopted, holders of Advanced Technology Shares (including ACP III, Superior Fund and the Sinopec Investor) will have a number of rights and be subject to certain restrictions. Unless otherwise indicated in the summary below, the rights and restrictions described below will apply in the same manner to ACP III, Superior Fund and the Sinopec Investor. Pursuant to the Advanced Technology Restated Articles, holders of Advanced Technology Shares will have the following rights and be subject to the following restrictions, amongst other rights and restrictions:

•	Sinopec Investor Board Appointment Rights: For so long as the Sinopec Investor holds no less than the number of Advanced Technology Shares that it holds as of the date of the adoption of the Advanced Technology Restated Articles, (i) the Sinopec Investor will have the right to appoint one director to the board of directors of Advanced Technology (the “Sinopec Director”) and (ii) Advanced Technology will be required to ensure that a person nominated by the Sinopec Investor be appointed as a director of the Issuer.

•	Other Shareholder Rights and Restrictions: Advanced Technology will be required to ensure that, subject to compliance with the procedures set forth in the applicable constitutional documents, any disposal of material assets by Parent or SPV 2 will be subject to the approval of the board of directors of Advanced Technology. The holders of Advanced Technology Shares will be entitled to customary shareholder rights including pre-emptive rights, a right of first refusal, information rights and dividends distribution rights in certain circumstances. Additionally, the Sinopec Investor will have the following rights: (i) the right to receive an exit plan and (ii) under certain circumstances, tag-along rights with respect to sales of Advanced Technology Shares by ACP III or Superior Fund, and (iii) as long as the Sinopec Investor is a shareholder of Advanced Technology, Advanced Technology will not be permitted to enter into any transaction that would be materially and disproportionately adverse to the interests of the Sinopec Investor without the Sinopec Director’s prior written consent or, in the absence of such a director at the time of the proposed action, the written consent of the Sinopec Investor directly. Further, Advanced Technology Shares will be subject to certain restrictions against transfer to competitors of the Issuer.

Advanced Technology Equity Commitment Letter

In connection with the execution of the Share Subscription Agreement, pursuant to an equity commitment letter (the “Advanced Technology Equity Commitment Letter”) dated December 29, 2023, Advanced Technology committed to provide Parent, at or prior to the Effective Time (as defined in Amendment No. 2), with an aggregate equity contribution equal to US$40,000,000. However, the aggregate amount of Cash Financing (as defined in the Merger Agreement) that the Merger Sub (as defined in Amendment No. 2) or the Issuer is entitled to receive remains the same.

The foregoing description of the Advanced Technology Equity Commitment Letter is a summary only and is qualified in its entirety by reference to the Advanced Technology Equity Commitment Letter attached hereto as Exhibit 99.11, which is incorporated herein by reference.

Waiver Regarding Equity Financing Structure

In connection with the execution of the Share Subscription Agreement and the related transactions, Advanced Technology, Parent and the Issuer entered into a Waiver, dated December 29, 2023 (the “Waiver”) related to the Rollover Transfer Restrictions (as defined below). The Rollover and Support Agreement (as defined in Amendment No. 2) restricts Advanced Technology from disposing, transferring or contracting to transfer any Ordinary Shares and other equity securities convertible or exchangeable into or exercisable for voting shares of the Issuer (the “Rollover Transfer Restrictions”). Pursuant to the Waiver, Parent and the Issuer acknowledged that the execution of the Share Subscription Agreement, the issuance of a nominal amount of Advanced Technology Shares to Superior Fund and the issuance of Advanced Technology Shares to the Sinopec Investor immediately prior to the closing of the Merger are not breaches of the Rollover Transfer Restrictions, and Parent and the Issuer consented to such transactions.

The foregoing description of the Waiver is a summary only and is qualified in its entirety by reference to the Waiver attached hereto as Exhibit 99.12, which is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 of this Schedule 13D Amendment is incorporated by reference in its entirety into Item 6 of the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

Exhibit Number	Description

99.10	Share Subscription Agreement, dated as of December 29, 2023, by and among Advanced Technology and the Sinopec Investor.
99.11	Equity Commitment Letter, dated December 29, 2023, by and among Merger Sub and Advanced Technology.
99.12	Waiver, dated December 29, 2023, by and among Advanced Technology, Parent and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2024

Liang Meng

/s/ Liang Meng

Ascendent Capital Partners III GP Limited

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Ascendent Capital Partners III GP, L.P.
By: Ascendent Capital Partners III GP Limited, its General Partner

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Ascendent Capital Partners III, L.P.
By: Ascendent Capital Partners III GP, L.P., its General Partner
By: Ascendent Capital Partners III GP Limited, its General Partner

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Skyline Automation Technologies L.P.
By: Ascendent Capital Partners III GP, L.P., its General Partner
By: Ascendent Capital Partners III GP Limited, its General Partner

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Advanced Technology (Cayman) Limited

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director